UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Stephanie Look
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2171
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD 2011 SECOND QUARTER
FINANCIAL RESULTS

•	Total Revenue: $300.6 million, representing a 15 percent increase year over year

•	Non-GAAP Operating Income: $171.0 million, representing 57 percent of revenues

•	Non-GAAP EPS: $0.68, representing a 17 percent increase year over year

REDWOOD CITY, CA – July 18, 2011 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ending June 30, 2011.

“The first half of 2011 produced great results. We continued to outperform our projections in the second quarter.  These good results are driven by increased sales of enterprise gateways with more software blades attached.  In particular, our IPS and Application Control software blades have shown significant growth in the second quarter,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights:
•	Total Revenue: $300.6 million, an increase of 15 percent, compared to $261.1 million in the second quarter of 2010.
•
GAAP Operating Income: $150.0 million, an increase of 23 percent, compared to $122.1 million in the second quarter of 2010. GAAP operating margin was 50 percent, compared to 47 percent in the second quarter of 2010.

•
Non-GAAP Operating Income: $171.0 million, an increase of 18 percent, compared to $144.7 million in the second quarter of 2010. Non-GAAP operating margin was 57 percent, compared to 55 percent in the second quarter of 2010.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $128.0 million, an increase of 24 percent, compared to $102.9 million in the second quarter of 2010. GAAP earnings per diluted share were $0.60, an increase of 25 percent, compared to $0.48 in the second quarter of 2010.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $145.5 million, an increase of 19 percent, compared to $122.4 million in the second quarter of 2010. Non-GAAP earnings per diluted share were $0.68, an increase of 17 percent, compared to $0.58 in the second quarter of 2010.

•	Deferred Revenues: As of June 30, 2011, the company had deferred revenues of $457.0 million, an increase of 10 percent, compared to $414.8 million as of June 30, 2010.
•	Cash Flow: Cash flow from operations was $175.5 million, an increase of 18 percent, compared to $148.9 million in the second quarter of 2010.
•	Share Repurchase Program: During the second quarter of 2011, the company repurchased 1.38 million shares at a total cost of $75 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $2,689.8 million as of June 30, 2011, an increase of $548.9 million, compared to $2,140.9 million as of June 30, 2010.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 2

Business Highlights:
Check Point has continued to deliver advanced and award-winning solutions that have earned the trust of customers from around the world. The success of this quarter continues to validate the company’s product innovation and continued growth as a pure-play security company.  In addition, significant recent developments in Check Point’s business include the introduction of new products and the promotion of an officer:

•
ZoneAlarm SocialGuard – Enables parents to protect their children against social threats on Facebook, such as online predators, cyberbullies, hacked accounts and malicious links. The product has received “Five Stars” from CNET and a “Highly Recommended” rating from PC Magazine.

•
ZoneAlarm 2012 Suite – Features new cloud-enabled security with parental controls and advanced antivirus capabilities that utilize ZoneAlarm DefenseNet™, a cloud-based service that detects over 50,000 new applications and threats daily, to silently stop existing and emerging attacks.

•
Promotion of Amnon Bar-Lev, Head of Global Field Operations to President – Check Point announced today that Amnon Bar-Lev has been promoted to President of Check Point Software Technologies, effective immediately. Amnon joined Check Point in 2005 and has led the company’s field organization since 2006. During that period, Check Point’s revenues have more than doubled to approximately $1.2B over the past four quarters. Amnon will continue to head the company’s customer facing functions including sales, marketing, business development and technical services.  He will continue to report to Gil Shwed, founder, chairman and CEO.

Recent Industry Accolades From Across the Globe:
•
NSS Labs Group Firewall Test – Check Point was the only vendor to pass the NSS Labs independent Firewall Group Test, achieving 100 percent in security effectiveness and earning the only “Recommend” rating in the initial comparative review.

•	Frost & Sullivan Asia Pacific – Check Point was recognized by the industry analyst firm as the 2011 Network Security Vendor of the Year.
•	Association of Support Professionals – Check Point was a winner of the “Top Ten Best Web Support Sites of 2011” for a third year.
•	SC Magazine UK, Best Secure Virtualization Solution – Check Point Security Gateway VE.
•	Computerworld Czech Republic, IT Product of 2011 – Check Point Application Control Software Blade.
•	Computerworld Hong Kong Awards – Named best UTM, Firewall/VPN and Intrusion Prevention solutions.
•	Electronic Times, 2011 Hit Products in Korea – Check Point Application Control Software Blade.
•	Computerworld Singapore, Customer Care Awards – Check Point Firewall/VPN.

In addition, Check Point’s founder, chairman and CEO, Gil Shwed, along with Tal Payne, CFO, and the company’s board of directors, rang the NASDAQ opening bell on June 28, 2011, commemorating the company’s fifteenth anniversary since its initial public offering in 1996.

Shwed concluded, “Our security focus is continuing to pay off. I’m pleased to see that customers are adopting more software blades to enhance their threat protection and raise the level of security in their organization.  We will continue to deliver on our 3D security vision combining policy, people and enforcement to provide the best protection for our customers.”

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 3

Third Quarter Investor Conference Participation Schedule:

•	Pacific Crest Internet, Media and Telecommunications Conference
August 8, 2011 – Vail, CO

•	Citi Global Technology, Media and Telecommunications Conference
September 8, 2011 – NY, NY

•	Deutsche Bank Technology, Media and Telecommunications Conference
September 14, 2011 – Las Vegas, NV

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir . The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 18, 2011 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at: www.checkpoint.com/ir. A replay of the conference call will be available through July 25, 2011 at the company's website www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 375092, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring and other acquisitions related costs, gain on sale of marketable securities previously impaired, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$119,288	$103,904	$224,546	$194,942
Software updates, maintenance and subscription	181,356	157,187	357,372	311,226
Total revenues	300,644	261,091	581,918	506,168

Operating expenses:
Cost of products and licenses	18,983	16,287	36,635	32,792
Cost of Software updates, maintenance and subscription	15,623	13,547	29,920	25,792
Amortization of technology	7,850	8,150	15,699	16,216
Total cost of revenues	42,456	37,984	82,254	74,800

Research and development	27,524	25,807	55,167	50,129
Selling and marketing	64,785	58,619	123,294	113,395
General and administrative	15,833	15,980	29,823	29,282
Restructuring and other acquisitions related costs	-	588	-	588
Total operating expenses	150,598	138,978	290,538	268,194

Operating income	150,046	122,113	291,380	237,974
Financial income, net	10,832	7,133	21,360	14,326
Income before taxes on income	160,878	129,246	312,740	252,300
Taxes on income	32,887	26,385	62,659	51,398
Net income	$127,991	$102,861	$250,081	$200,902

Earnings per share (basic)	$0.62	$0.49	$1.20	$0.96
Number of shares used in computing earnings per share (basic)	207,129	207,914	207,650	208,449

Earnings per share (diluted)	$0.60	$0.48	$1.16	$0.95
Number of shares used in computing earnings per share (diluted)	214,565	212,166	215,240	210,639

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$150,046	$122,113	$291,380	$237,974
Stock-based compensation (1)	9,900	9,080	18,145	18,013
Amortization of intangible assets (2)	11,032	12,893	22,063	25,656
Restructuring and other acquisitions related costs (3)	-	588	-	588
Non-GAAP operating income	$170,978	$144,674	$331,588	$282,231

GAAP net income	$127,991	$102,861	$250,081	$200,902
Stock-based compensation (1)	9,900	9,080	18,145	18,013
Amortization of intangible assets (2)	11,032	12,893	22,063	25,656
Restructuring and other acquisitions related costs (3)	-	588	-	588
Gain on Sale of marketable securities previously impaired(4)	(649)	-	(2,017)	-
Taxes on the above items (5)	(2,759)	(3,025)	(5,688)	(5,973)
Non-GAAP net income	$145,515	$122,397	$282,584	$239,186

GAAP Earnings per share (diluted)	$0.60	$0.48	$1.16	$0.95
Stock-based compensation (1)	0.04	0.05	0.08	0.10
Amortization of intangible assets (2)	0.05	0.06	0.10	0.12
Restructuring and other acquisitions related costs (3)	-	0.00	-	0.00
Gain on Sale of marketable securities previously impaired(4)	(0.00)	-	(0.01)	-
Taxes on the above items (4)	(0.01)	(0.01)	(0.02)	(0.03)
Non-GAAP Earnings per share (diluted)	$0.68	$0.58	$1.31	$1.14

Number of shares used in computing Non-GAAP earnings per share (diluted)	214,565	212,166	215,240	210,639

(1) Stock-based compensation:
Cost of products and licenses	$19	$17	$30	$28
Cost of software updates, maintenance and subscription	255	231	445	458
Research and development	2,022	1,693	3,455	3,341
Selling and marketing	1,690	1,550	3,581	3,796
General and administrative	5,914	5,589	10,634	10,390
	$9,900	9,080	$18,145	18,013

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	7,850	8,150	15,699	16,216
Research and development	-	685	-	1,370
Selling and marketing	3,182	4,058	6,364	8,070
	11,032	12,893	22,063	25,656

(3) Restructuring and other acquisitions related costs	-	588	-	588

(4) Gain on Sale of marketable securities previously impaired	(649)	-	(2,017)	-

(5) Taxes on the above items	(2,759)	(3,025)	(5,688)	(5,973)

Total , net	$17,524	$19,536	$32,503	$38,284

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$359,018	$551,777
Marketable securities and short-term deposits	791,517	537,718

Trade receivables, net	197,168	283,192
Prepaid expenses and other current assets	52,042	44,247
Total current assets	1,399,745	1,416,934

Long-term assets:
Marketable securities	1,539,273	1,325,451
Property and equipment, net	36,996	37,065
Severance pay fund	6,965	6,532
Deferred tax asset, net	20,580	18,122
Other intangible assets, net	44,701	66,765
Goodwill	717,052	717,052
Other assets	15,827	17,381
Total long-term assets	2,381,394	2,188,368

Total assets	$3,781,139	$3,605,302

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	413,422	$424,158
Trade payables and other accrued liabilities	223,480	239,104
Total current liabilities	636,902	663,262

Long-term deferred revenues	43,545	40,394
Income tax accrual	208,762	169,370
Deferred tax liability, net	1,215	1,721
Accrued severance pay	12,179	11,224
	265,701	222,709

Total liabilities	902,603	885,971

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	612,060	580,276
Treasury shares at cost	(1,431,820)	(1,306,382)
Accumulated other comprehensive income	18,362	15,584
Retained earnings	3,679,160	3,429,079
Total shareholders’ equity	2,878,536	2,719,331
Total liabilities and shareholders’ equity	$3,781,139	$3,605,302

Total cash and cash equivalents, marketable securities and short-term deposits	$2,689,808	$2,414,946

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$127,991	$102,861	$250,081	$200,902
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,824	1,734	3,553	3,575
Decrease (increase) in trade and other receivables, net	(3,319)	23,610	79,906	123,653

Increase in deferred revenues, trade payables and other accrued liabilities	35,622	1,740	21,764	2,149
Realized gain on marketable securities	(2,481)	-	(2,481)	-
Stock-based compensation	9,900	9,080	18,145	18,013

Amortization of intangible assets	11,032	12,893	22,063	25,656
Excess tax benefit from stock-based compensation	(2,035)	(1,127)	(2,088)	(2,960)
Deferred income taxes, net	(3,025)	(1,857)	(3,829)	(4,249)
Net cash provided by operating activities	175,509	148,934	387,114	366,739

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	(985)	(13,624)	(6,501)	(13,624)
Investment in property and equipment	(1,623)	(1,248)	(3,484)	(2,144)
Net cash used in investing activities	(2,608)	(14,872)	(9,985)	(15,768)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	8,036	1,938	39,551	33,998
Purchase of treasury shares	(75,000)	(50,000)	(150,000)	(100,000)
Excess tax benefit from stock-based compensation	2,035	1,127	2,088	2,960
Net cash used in financing activities	(64,929)	(46,935)	(108,361)	(63,042)

Unrealized gain on marketable securities, net	9,633	2,051	6,094	5,988

Increase in cash and cash equivalents, marketable securities and short term deposits	117,605	89,178	274,862	293,917

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	2,572,203	2,051,738	2,414,946	1,846,999

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$2,689,808	$2,140,916	$2,689,808	$2,140,916

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
July 18, 2011		Tal Payne
Chief Financial Officer

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 9